UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Velocity Express Corporation

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

922-57T-202

(CUSIP Number)

Wesley C. Fredenburg

Secretary

Four Paramount Plaza

7803 Glenroy Road, Suite 200

Bloomington, Minnesota 55439

(612) 492-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Eunu Chun

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022-4675

(212) 446-4800

February 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922-57T-202	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Putnam Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 6,092,963 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 6,092,963 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,092,963 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.13%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Putnam Parallel Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 4,460,601 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 4,460,601 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,460,601 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Putnam Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 11,065,856 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 11,065,856 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Putnam Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 11,065,856 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 11,065,856 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Global Internet Managers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 11,065,856 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 11,065,856 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TH Lee Global Internet Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 11,065,856 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 11,065,856 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THLi Co Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 2,383,561 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 2,383,561 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,416 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Star I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 142,876 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 142,876 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,876 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 11,065,856 (See Item 5) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 11,065,856 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS.

Item 1. Security and Issuer

This Amendment No. 15 dated March 31, 2005 (the “Amendment”) amends Amendment No. 14 dated January 4, 2005, Amendment No. 13 dated August 25, 2004, Amendment No. 12 dated July 29, 2004, Amendment No. 11 dated May 4, 2004, Amendment No. 10 dated April 22, 2004, Amendment No. 9 dated April 2, 2004, Amendment No. 8 dated February 18, 2004, Amendment No. 7 to Schedule 13D dated December 23, 2003, Amendment No. 6 to Schedule 13D dated December 4, 2003, Amendment No. 5 dated November 4, 2003, Amendment No. 4 dated October 30, 2003, Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the “Common Stock”), of Velocity Express Corporation, a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439. Defined terms used but not otherwise defined herein have the meanings given to such terms in this Schedule 13D, as amended. Unless otherwise indicated, share amounts for Common Stock reported in this Amendment reflect a one for fifty (1 for 50) reverse stock split of the Issuer’s Common Stock, effective at the close of business on February 15, 2005.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Voting Agreements

As discussed in Amendment No. 14 to this Schedule 13D, as a condition to their purchase of the Notes under the Note Purchase Agreement, the New Investors required that the Issuer and certain stockholders of the Issuer, including affiliates of the Issuer’s chief executive officer and THLPV, to execute and deliver the Voting Agreements set forth on Exhibit 21 and Exhibit 22 hereto (and each are incorporated by reference herein) dated December 21, 2004, that obligated the stockholders to vote in favor of a number of proposals necessary to fully implement the transactions contemplated by the Note Purchase Agreement. The terms of the Note Purchase Agreement are discussed in Amendment No. 14 to this Schedule 13D, and is set forth as Exhibit 19 hereto and incorporated by reference herein. Under the Voting Agreements, the stockholders, including THLPV, agreed to vote in favor of approval of the transaction contemplated by the Note Purchase Agreement and several other proposals (the “Proposals”). Each of these Proposals were more fully set forth in Issuer’s Proxy Statement, dated January 31, 2005, and later supplemented by a Supplemental to Proxy Statement, dated February 7, 2005 (together, the “Proxy Statement”). Among other things, the Proposals provided that when adopted by the Issuer’s stockholders as contemplated by the Voting Agreements, all of the Issuer’s existing classes of Preferred Stock would be converted into shares of Common Stock without any adjustment to the conversion price based on the issuance of the Series M Preferred Stock. As a result, the Series M Preferred Stock, as a result of the transactions discussed in this Amendment, is now the only class of Preferred Stock to remain outstanding after the completion of all the transactions contemplated by the Note Purchase Agreement.

The Issuer held its Annual Meeting (the “Annual Meeting”) for the fiscal years 2003 and 2004 on February 14, 2005. At the Annual Meeting, the stockholders of the Issuer approved and authorized all of the Proposals contained in the Proxy Statement. As a result of this authorization, the Issuer filed a Certificate of Amendment (“First Certificate of Amendment”) to amend its Amendment and Restated Certificate of Incorporation (“Certificate of Incorporation”) on February 14, 2005, to increase the Issuer’s authorized capital to 999,515,270 shares, 700,000,000 of which is Common Stock and 299,515,270 of which is Preferred Stock. The First Certificate of Amendment also (i) amended the Certificate of Incorporation to allow the Issuer’s stockholders to take action by written consent in lieu of a meeting, (ii) amended the rights of each of the Issuer’s outstanding preferred stock to make them automatically convert into Common Stock upon the conversion of the Issuer’s Series B Preferred Stock into Common Stock (all of which was held by THLPV), and (iii) expanded the definition in the Certificate of Incorporation of “Permitted Issuances” so that the issuance of the Issuer’s 6% Convertible Notes (the “Notes”), which are convertible into the Issuer’s Series M Preferred Stock, the issuance of the Series M Preferred Stock and the other related issuances of the Issuer’s securities convertible into Series M Preferred Stock, all as contemplated by the Note Purchase Agreement, would have no anti-dilution effect on any series of the Company’s outstanding preferred stock.

Page 11 of 23 Pages

The Issuer also created and issued its Series I Preferred Stock, Series J Preferred Stock, Series J Preferred Stock, Series K Convertible Preferred Stock and Series L Preferred Stock, each with par value $0.004 per share, on February 14, 2005 after the filing of the First Certificate of Amendment. Upon issuance of these securities, the holders of at least a two-thirds majority of the issued and outstanding Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, voting as separate classes, consented to the amendment of the rights and preferences of each of the Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, respectively, to (i) make them automatically convert into Common Stock upon the conversion of the Company’s Series B Preferred into Common Stock, and (ii) remove the limitation on conversion into Common Stock which limited conversion to the extent that such conversion would result in the holder of the preferred stock, together with the holder’s affiliates, holding 40% or more of all of the outstanding capital stock of the Company on an as-converted basis. The Issuer promptly effectuated these amendments by filing a Certificate of Amendment to its Certificate of Incorporation (“Second Certificate of Amendment”) on February 15, 2005. This Second Certificate of Amendment effectuated a one for fifty (1 for 50) reverse stock split of the Company’s Common Stock, effective at the close of business on February 15, 2005.

On February 15, 2005, THLPV tendered all of its outstanding Series B Preferred Stock, after the filing of the Second Certificate of Amendment, tendered for conversion into Common Stock. Therefore, pursuant to the Voting Agreements upon conversion of the Series B Preferred by THLPV, all outstanding classes of preferred stock of the Issuer automatically converted into Common Stock at their respective conversion ratios. These conversions and the effectuation of the other proposals in the Proxy Statement (including the issuance of the Series M Preferred Stock) caused the Issuer to issue to the THLPV approximately 513,763,445 (pre-split) shares of Common Stock and resulted in THLPV and its affiliates having direct and indirect beneficial ownership of approximately 79.9% of the total voting power of the Issuer.

Finally, the Issuer filed a Certificate of Designation to create its Series M Preferred Stock on February 15, 2005, and will issue the Series M Preferred Stock upon tender of the Notes for conversion, as contemplated by the Note Purchase Agreement.

The stockholders of the Issuer also authorized, at the Annual Meeting, the issuance of the Series M Warrant to purchase 9,677,553 shares of Common Stock, at an exercise price of $0.0001 per share, to THLPV in return for its agreement to extend its obligations under the Capital Contribution Agreement, dated July 1, 2004, for a period of two years. The Capital Contribution Agreement is attached hereto as Exhibit 25, and is incorporated herein by reference. This extension of the Capital Contribution Agreement was a condition to the transactions contemplated in the Note Purchase Agreement. The Series M Warrant is set forth on Exhibit 26 hereto and is incorporated by reference herein.

James G. Brown was re-elected to the Board by THLPV pursuant to the Company’s Certificate of Designation of Series B Preferred, which gives the holders of Series B Preferred the right to elect the Series B Director. A Bridge Loan Agreement, dated January 5, 2001, allows THLPV the right to designate two additional director nominees for election to the Issuer’s Board of Directors. These nominees must be elected by all stockholders voting together at the Annual Meeting. THLPV had previously nominated Douglas Hsieh. Mr. Hsieh has recently departed from THLPV and therefore was not nominated by THLPV in the Annual Meeting. THLPV declined to nominate another director nominee for the stockholder’s meeting. Furthermore, upon the issuance of the Series M Preferred and so long as shares of Series M Preferred are outstanding, the holders of Series M Preferred, voting as a separate class, shall have the right to elect one member of Company’s Board of Directors. Furthermore, so long as shares of Series M Preferred are outstanding, the holders of the Series M Preferred shall have the right to designate three representatives who shall have the right to attend as observers all meetings of the Company’s Board of Directors and all committees thereof. Upon the election of the Series M Director, the number of representatives that holders of the Series M Preferred can designate will be reduced to two.

Page 12 of 23 Pages

Effect of the Foregoing on THLPV’s Beneficial Ownership

On February 15, 2005, THLPV converted all of the following shares of Preferred Stock into Common Stock (or exercised its warrants to purchase Preferred Stock and converted such Preferred Stock into Common Stock): (i) 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock; (ii) 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock; (iii) 825,484 warrants to purchase shares of Series C Preferred Stock representing 26.92% of the then outstanding Series C Preferred Stock of the Issuer after the exercise of such warrants; (iv) 1,017,538 shares of Series D Preferred Stock; (v) 216,533 warrants to purchase shares of Series D Preferred Stock representing 12.49% of the then outstanding Series D Preferred Stock of the Issuer after exercise of such warrants; (vi) 3,333,333 shares of Series G Preferred Stock, or 56.83% of the outstanding Series G Preferred Stock of the Issuer; (vii) 196,900 shares of Series H Preferred Stock, or 39.38% of the outstanding Series H Preferred Stock of the Issuer; (viii) 12,643,332 shares of Series I Preferred Stock, or 75.21% of the outstanding Series I Preferred Stock of the Issuer; (ix) 6,333,534 shares of Series J Preferred Stock, or 79.17% of the outstanding Series J Preferred Stock of the Issuer; (x) 9,851,466 shares of Series K Preferred Stock, or 100.00% of the outstanding Series K Preferred Stock of the Issuer; and (xi) 7,000,000 shares of Series L Preferred Stock, or 100.00% of the outstanding Series L Preferred Stock of the Issuer.

After giving effect to the exercise and/or conversion of all of the above described shares held by THLPV, THLPV has direct and indirect beneficial ownership of and shared voting power with respect to 10,274,604 shares of the Issuer’s Common Stock, representing 79.9% of the Issuer’s outstanding Common Stock.

THLPV also directly and indirectly beneficially owns (i) an H Warrant and a Common Call Warrant to purchase 49,225 shares, or 0.38% of the Issuer’s Common Stock upon exercise of such warrants (ii) a Series M Warrant to purchase 193,552 shares, or 1.46% of the Issuer’s Common Stock upon exercise of such warrants, (iii) 547,805 shares of Series M Preferred Stock which is exercisable into 547,805 shares, or 4.02% of the Issuer’s Common Stock, and (iii) 270 shares of restricted stock and 400 options to purchase Common Stock are directly beneficially owned by the U.S. Fund. Including the H Warrant, Common Call Warrant, the Series M Warrant and the Series M Preferred Stock held by THLPV, THLPV may be deemed to directly and indirectly beneficially own 11,065,856 shares of the Issuer’s Common Stock, or 79.9% of the Issuer’s Common Stock.

The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, (i) the beneficial owners of the Common Stock, the H Warrant, the Common Call Warrant or the Series M Warrant held by THLPV, or (ii) the 270 shares of restricted stock or 400 stock options directly beneficially owned by the U.S. Fund.

MCG Global LLC, a Delaware limited liability company and certain of its affiliates (“MCG Global”), East River Ventures II LP, a Delaware limited partnership and certain of its affiliates (“East River”), Homepoint Liquidating Trust (“Homepoint”), Neuberger Berman, LLC, a Delaware limited liability company and certain of its affiliates (“Neuberger”), Richard A. Neslund (“Neslund”), an individual and Vincent A. Wasik, an individual (“Wasik”) (collectively, the “Other Investors”) and THLPV entered into two Voting Agreements pursuant to which two-thirds of the holders of each outstanding series of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, as well as two-thirds of the holders of the Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock and Series L Preferred Stock issued upon shareholder approval, agreed to vote in favor of the Proposals as a condition to the issuance of the Notes to the New Investors.

As discussed in Amendment No. 14 to this Schedule 13D, THLPV may be deemed to share voting and dispositive power with respect to the Other Preferred Stock held by the Other Investors in connection with THLPV’s entry into the Voting Agreements prior to conversion into Common Stock on February 15, 2005. The filing of this Schedule 13D by theFund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, Thomas H. Lee and THLPV shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of any of the Other Preferred Stock.

THLPV disclaims beneficial ownership of any securities issued by the Issuer (including the Common Stock) which are owned by any of the Other Investors. The filing of this Schedule 13D shall not be construed as an admission that the THLPV beneficially owns any securities issued by the Issuer beneficially owned by the Other Investors.

Page 13 of 23 Pages

Item 5. Aggregate Effect on Beneficial Ownership

Item 5 is hereby amended and restated as follows:

As a result of the conversions of Preferred Stock described in Item 4 above and the issuance of the Series M Warrant and Series M Preferred Stock to THLPV, THLPV may be deemed to beneficially own 11,065,856 shares of the Issuer’s Common Stock, or 79.9% of the Issuer’s Common Stock.

The above amount includes:

(i) 265,562 shares of Common Stock issued upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 195,976 shares of Common Stock issued upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 15,127 shares of Common Stock issued upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 5,745 shares of Common Stock issued upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

(ii) 184,630 shares of Common Stock issued upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 98,799 shares of Common Stock issued upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 7,344 shares of Common Stock issued upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 2,825 shares of Common Stock issued upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

(iii) 54,358 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 40,114 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 3,086 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 1,185 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

(iv) 163,745 shares of Common Stock issued upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 120,838 shares of Common Stock issued upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 9,280 shares of Common Stock issued upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 3,590 shares of Common Stock issued upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;

(v) 34,845 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 25,714 shares of Common Stock issued upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 1,974 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 763 shares of Common Stock issued upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star;

(vi) 45,055 shares of Common Stock issued upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 33,326 shares of Common Stock issued upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 2,544 shares of Common Stock issued upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 1,045 shares of Common Stock issued upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star;

Page 14 of 23 Pages

(vii) 109,941 shares of Common Stock issued upon conversion of Series H Preferred Stock directly beneficially owned by the U.S. Fund, 79,901 shares of Common Stock issued upon conversion of Series H Preferred Stock directly beneficially owned by the Non-U.S. Fund, 6,555 shares of Common Stock issued upon conversion of Series H Preferred Stock directly beneficially owned by the Co Investor, and 2,550 shares of Common Stock issued upon conversion of Series H Preferred Stock directly beneficially owned by Blue Star;

(viii) 27,202 shares of Common Stock issuable upon exercise of the H Warrant and Common Call Warrant directly beneficially owned by the U.S. Fund, 19,770 shares of Common Stock issuable upon exercise of the H Warrant and Common Call Warrant directly beneficially owned by the Non-U.S. Fund, 1,622 shares of Common Stock issuable upon exercise of the H Warrant and Common Call Warrant directly beneficially owned by the Co Investor, and 631 shares of Common Stock issuable upon exercise of the H Warrant and Common Call Warrant directly beneficially owned by Blue Star;

(ix) 2,064,125 shares of Common Stock issued upon conversion of Series I Preferred Stock directly beneficially owned by the U.S. Fund, 1,507,353 shares of Common Stock issued upon conversion of Series I Preferred Stock directly beneficially owned by the Non-U.S. Fund, 127,561 shares of Common Stock issued upon conversion of Series I Preferred Stock directly beneficially owned by the Co Investor, and 49,356 shares of Common Stock issued upon conversion of Series I Preferred Stock directly beneficially owned by Blue Star;

(x) 849,732 shares of Common Stock issued upon conversion of Series J Preferred Stock directly beneficially owned by the U.S. Fund, 621,597 shares of Common Stock issued upon conversion of Series J Preferred Stock directly beneficially owned by the Non-U.S. Fund, 52,602 shares of Common Stock issued upon conversion of Series J Preferred Stock directly beneficially owned by the Co Investor, and 20,352 shares of Common Stock issued upon conversion of Series J Preferred Stock directly beneficially owned by Blue Star;

(xi) 1,166,443 shares of Common Stock issued upon conversion of Series K Preferred Stock directly beneficially owned by the U.S. Fund, 853,277 shares of Common Stock issued upon conversion of Series K Preferred Stock directly beneficially owned by the Non-U.S. Fund, 72,209 shares of Common Stock issued upon conversion of Series K Preferred Stock directly beneficially owned by the Co Investor, and 27,938 shares of Common Stock issued upon conversion of Series K Preferred Stock directly beneficially owned by Blue Star;

(xii) 772,314 shares of Common Stock issued upon conversion of Series L Preferred Stock directly beneficially owned by the U.S. Fund, 564,964 shares of Common Stock issued upon conversion of Series L Preferred Stock directly beneficially owned by the Non-U.S. Fund, 45,224 shares of Common Stock issued upon conversion of Series L Preferred Stock directly beneficially owned by the Co Investor, and 17,498 shares of Common Stock issued upon conversion of Series L Preferred Stock directly beneficially owned by Blue Star;

(xiii) 302,199 shares of Common Stock issued upon conversion of Series M Preferred Stock directly beneficially owned by the U.S. Fund, 221,064 shares of Common Stock issued upon conversion of Series M Preferred Stock directly beneficially owned by the Non-U.S. Fund, 17,695 shares of Common Stock issued upon conversion of Series M Preferred Stock directly beneficially owned by the Co Investor, and 6,847 shares of Common Stock issued upon conversion of Series M Preferred Stock directly beneficially owned by Blue Star;

(xiv) 106,500 shares of Common Stock issuable upon exercise of the Series M Warrant directly beneficially owned by the U.S. Fund, 77,908 shares of Common Stock issuable upon exercise of the Series M Warrant directly beneficially owned by the Non-U.S. Fund, 6,593 shares of Common Stock issuable upon exercise of the Series M Warrant directly beneficially owned by the Co Investor, and 2,551 shares of Common Stock issuable upon exercise of the Series M Warrant directly beneficially owned by Blue Star;

(xv) 13,500 shares of restricted stock issued to the U.S. Fund and 20,000 shares of Common Stock issuable upon exercise of stock options issued to the U.S. Fund previously issued in connection with services rendered by the U.S. Fund to the Issuer’s Board of Directors.

Page 15 of 23 Pages

The above amounts do not include:

Common Stock issued upon conversion of 374,906 shares of the Series D Preferred Stock held by Homepoint, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

Common Stock issued upon conversion of 613,897 shares of the Series F Preferred Stock beneficially owned by MCG Global, Neslund, Neuberger, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

Common Stock issued upon conversion of 293,333 shares of the Series G Preferred Stock beneficially owned by MCG Global, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

Common Stock issued upon conversion of 203,650 shares of the Series H Preferred Stock beneficially owned by MCG Global, Neslund, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

Common Stock issued upon conversion of 1,741,998 shares of the Series I Preferred Stock beneficially owned by MCG Global, Neslund and East River, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

Common Stock issued upon conversion of 1,286,666 shares of the Series J Preferred Stock beneficially owned by MCG Global, East River and Wasik, which THLPV may be deemed to beneficially own by virtue of its entry into the Voting Agreements with such Other Investors as discussed in Item 4 above.

1,711 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 73,573 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the “Option Warrants”). The Option Warrants become exercisable only in the event and to the extent that 12,000 options granted under the Issuer’s 2000 Stock Option Plan set forth on Exhibit 9 to the Schedule 13D originally filed on September 4, 2002, are exercised, on a pro rata basis.

THLPV’s acquisitions of Common Stock, Series M Preferred Stock and Series M Warrants discussed in this Amendment were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs and in Item 4 above, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 16 of 23 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of Item 5(a) below.

(a)	U.S. Fund (i) directly beneficially owns 5,656,392 shares, or 30.21% of the Common Stock of the Issuer, (ii) directly beneficially owns 302,199 shares of Series M Preferred Stock, representing 2.26% of the Common Stock of the Issuer assuming conversion of the Series M Preferred Stock held by the U.S. Fund, (iii) directly beneficially owns a Series M Warrant to purchase 106,500 shares of Common Stock upon exercise of such warrant, representing 0.81% of the Common Stock of the Issuer assuming exercise of such Series M Warrant, (iii) directly beneficially owns an H Warrant to purchase 10,881 shares of Common Stock upon exercise of such warrant, representing 0.08% of the Common Stock of the Issuer assuming exercise of such H Warrant; (ii) directly beneficially owns a Common Call Warrant to purchase 16,321 shares of Common Stock upon exercise of such warrant, representing 0.12% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant and (ii) directly beneficially owns 270 shares of restricted stock and 400 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 5,656,392 shares of the Common Stock of the Issuer, representing 30.2% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Non-U.S. Fund (i) directly beneficially owns 4,141,859 shares of the Common Stock of the Issuer, or 24.07% of the Common Stock of the Issuer, (ii) directly beneficially owns 221,064 shares of Series M Preferred Stock, representing 1.66% of the Issuer’s Common Stock assuming conversion of the Series M Preferred Stock held by Non-U.S. Fund, (iii) directly beneficially owns a Series M Warrant to purchase 77,908 shares of Common Stock upon exercise of such warrant, representing 0.59% of the Common Stock of the Issuer assuming exercise of such Series M Warrant, (iv) directly beneficially owns an H Warrant to purchase 7,909 shares of Common Stock upon exercise of such warrant, representing 0.06% of the Common Stock of the Issuer assuming exercise of such H Warrant; (v) directly beneficially owns a Common Call Warrant to purchase 11,862 shares of Common Stock upon exercise of such warrant, representing 0.09% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by Non-U.S. Fund, Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 4,460,601 shares of the Common Stock of the Issuer, representing 30.2% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Page 17 of 23 Pages

Co Investor (i) directly beneficially owns 343,506 shares of the Common Stock of the Issuer, or 2.56% of the Common Stock of the Issuer, (ii) directly beneficially owns 17,695 shares of Series M Preferred Stock, representing 0.14% of the Issuer’s Common Stock assuming conversion of the Series M Preferred Stock held by Co Investor, (iii) directly beneficially owns a Series M Warrant to purchase 6,593 shares of Common Stock upon exercise of such warrant, representing 0.05% of the Common Stock of the Issuer assuming exercise of such Series M Warrant, (iv) directly beneficially owns an H Warrant to purchase 648.8 shares of Common Stock upon exercise of such warrant, representing 0.00% of the Common Stock of the Issuer assuming exercise of such H Warrant; (v) directly beneficially owns a Common Call Warrant to purchase 973.2 shares of Common Stock upon exercise of such warrant, representing 0.01% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by Co Investor, Co Investor would have direct beneficial ownership of and shared voting power with respect to 369,416 shares of the Common Stock of the Issuer, representing 2.82% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Blue Star (i) directly beneficially owns 132,847 shares of the Common Stock of the Issuer, or 1.01% of the Common Stock of the Issuer, (ii) directly beneficially owns 6,847 shares of Series M Preferred Stock, representing 0.05% of the Issuer’s Common Stock assuming conversion of the Series M Preferred Stock held by Blue Star, (iii) directly beneficially owns a Series M Warrant to purchase 2,551 shares of Common Stock upon exercise of such warrant, representing 0.02% of the Common Stock of the Issuer assuming exercise of such Series M Warrant, (iv) directly beneficially owns an H Warrant to purchase 252.4 shares of Common Stock upon exercise of such warrant, representing 0.00% of the Common Stock of the Issuer assuming exercise of such H Warrant; (v) directly beneficially owns a Common Call Warrant to purchase 378.6 shares of Common Stock upon exercise of such warrant, representing 0.00% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by Blue Star, Blue Star would have direct beneficial ownership of and shared voting power with respect to 142,876 shares of the Common Stock of the Issuer, representing 1.09% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

THLPV collectively (i) directly and indirectly beneficially own 10,274,604 shares of Common Stock representing 44.02% of the outstanding Common Stock (ii) directly and indirectly beneficial own of 547,805 shares of Series M Preferred Stock representing 8.7% of the outstanding shares of Series M Preferred Stock and 4.02% of the Issuer’s Common Stock assuming conversion of the Series M Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially owns an H Warrant to purchase 19,690 shares of Common Stock upon exercise of such warrant, and 39.38% of the H Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 0.15% of the Common Stock assuming exercise of such H Warrant; (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 29,535 shares of Common Stock upon exercise of such warrant, and 39.38% of the Common Call Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 0.22% of the Common Stock assuming exercise of such Common Call Warrant; and (x) 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 11,065,856 shares of the Issuers Common Stock, representing 79.9% of the Issuer’s outstanding Common Stock, on a fully diluted basis.

(b)

Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 10,274,604 shares of Common Stock, 547,805 shares of Series M Preferred Stock, the H Warrant to purchase 19,690 shares of Common Stock and the Common Call Warrant to purchase 29,535 shares of Common Stock beneficially owned by THLPV; and the 270 shares of restricted stock and 400 options to purchase Common Stock held by the U.S. Fund, each as described in Item 5(a) above,

Page 18 of 23 Pages

which represents 79.9% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series M Preferred Stock; exercise of the H Warrant and the Common Call Warrant held by THLPV; and exercise of the 400 options to purchase Common Stock held by the U.S. Fund, on a fully diluted basis).

THLPV may be deemed to share voting and dispositive power with respect to the Other Preferred Stock held by the Other Investors in connection with THLPV’s entry into the Voting Agreements. The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, Thomas H. Lee and THLPV shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of any of the Other Preferred Stock.

(c)	The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit 1 – Schedule 13D Joint Filing Agreement, dated January 4, 2005 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

Exhibit 2 – Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.*

Exhibit 3 – Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

Exhibit 4 – Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

Exhibit 5 – Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

Exhibit 6 – Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.*

Exhibit 7 – Series I Certificate of Designation of Preferences and Rights of Series I Convertible Preferred Stock, dated October 20, 2003.**

Exhibit 8 – Stock Purchase Agreement dated as of October 20, 2003, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.**

Exhibit 9 – Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 20, 2003.**

Page 19 of 23 Pages

Exhibit 10 – Letter Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 23, 2003.***

Exhibit 11 – Series J Certificate of Designation of Preferences and Rights of Series J Convertible Preferred Stock, dated March 12, 2004.****

Exhibit 12 – Stock Purchase Agreement dated as of April 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.****

Exhibit 13 – Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated April 23, 2004.****

Exhibit 14 – Series K Certificate of Designation of Preferences and Rights of Series K Convertible Preferred Stock, dated August 23, 2004.*****

Exhibit 15 – Stock Purchase Agreement dated as of August 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*****

Exhibit 16 – Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated August 23, 2004.*****

Exhibit 17 – Stock Purchase Agreement dated as of December 21, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC with respect to Series K Preferred Stock.******

Exhibit 18 – Stock Purchase Agreement dated as of December 21, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC with respect to Series L Preferred Stock filed as Exhibit 10.41 to the Issuer’s Form 10-K filed December 23, 2004 and such Exhibit 10.41 is hereby incorporated by reference herein.

Exhibit 19 – Note Purchase Agreement between the Issuer and the Investors (named therein), dated as of December 21, 2004 filed as Exhibit 10.1 to the Issuer’s Form 8-K filed December 27, 2004 and such Exhibit 10.1 is hereby incorporated by reference herein.

Exhibit 20 – Form of 6% Convertible Note, December 21, 2004 between the Issuer and the Investors (named therein), dated as of December 21, 2004 filed as Exhibit 10.2 to the Issuer’s Form 8-K filed December 27, 2004 such Exhibit 10.2 is hereby incorporated by reference herein.

Exhibit 21 – Voting Consent and Waiver Agreement between the Issuer and the Preferred Holders (named therein), dated December 21, 2004, filed as Exhibit 10.4 to the Issuer’s Form 8-K filed December 27, 2004 and such Exhibit 10.4 is hereby incorporated by reference herein.

Exhibit 22 – Voting Consent and Waiver Agreement between the Issuer and the Preferred Holders (named therein), dated December 21, 2004, filed as Exhibit 10.5 to the Issuer’s Form 8-K filed December 27, 2004 and such Exhibit 10.5 is hereby incorporated by reference herein.

Exhibit 23 – Certificate of Designations, Preferences and Rights of Series M Convertible Preferred Stock of Velocity Express, filed as Exhibit 10.6 to the Issuer’s Form 8-K filed December 27, 2004 and such Exhibit 10.6 is hereby incorporated by reference herein.

Page 20 of 23 Pages

Exhibit 24 – Registration Rights Agreement among the Issuer and the Investors (named therein), dated as of December 21, 2004, filed as Exhibit 10.7 to the Issuer’s Form 8-K filed December 27, 2004 and such Exhibit 10.7 is hereby incorporated by reference herein.

Exhibit 25 – Capital Contribution Agreement dated as of July 1, 2004 filed as Exhibit 99.1 to the Issuer’s Form 10-K filed December 23, 2004 and such Exhibit 99.1 is hereby incorporated by reference herein.

Exhibit 26 – Warrant to Purchase Shares of Common Stock of Velocity Express Corporation dated December 21, 2004, filed as Exhibit 10.40 to the Issuer’s Form 10-K filed December 23, 2004 and such Exhibit 10.40 is hereby incorporated by reference herein.

* Previously filed with Amendment No. 1 to this Schedule 13D dated November 12, 2002.

** Previously filed with Amendment No. 3 to this Schedule 13D dated October 22, 2003.

***Previously filed with Amendment No. 4 to this Schedule 13D dated October 30, 2003.

****Previously filed with Amendment No. 11 to this Schedule 13D dated May 4, 2004.

*****Previously filed with Amendment No. 13 to this Schedule 13D dated August 25, 2004.

******Previously filed with Amendment No. 14 to this Schedule 13D dated January 4, 2005.

Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005

TH LEE PUTNAM VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P., its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM PARALLEL VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, L.P.

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

Page 22 of 23 Pages

TH LEE GLOBAL INTERNET MANAGERS, L.P.

By:	TH Lee Global Internet Advisors, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE GLOBAL INTERNET ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THLi COINVESTMENT PARTNERS, LLC

By:	TH Lee Putnam Fund Advisors, L.P., its general partner

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

BLUE STAR I, LLC

By:	/s/ Thomas H. Lee
Name:	Thomas H. Lee
Title:	Managing Member

Page 23 of 23 Pages

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

* * * * * *

Page 1 of 3 Pages

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: March 31, 2005

TH LEE PUTNAM VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM PARALLEL VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, L.P.

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

Page 2 of 3 Pages

TH LEE GLOBAL INTERNET MANAGERS, L.P.

By:	TH Lee Global Internet Advisors, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE GLOBAL INTERNET ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THLi COINVESTMENT PARTNERS, LLC

By:	TH Lee Putnam Fund Advisors, L.P., its general partner

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

BLUE STAR I, LLC

By:	/s/ Thomas H. Lee
Name:	Thomas H. Lee
Title:	Managing Member

Page 3 of 3 Pages